Exhibit 1

NEWS

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Negotiation for the acquisition of holdings in an affiliated company

Hadera, Israel, July 2, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) [AIPM] announced that it is in negotiation to acquire the holdings of the main shareholder in Carmel Containers Systems (“Carmel”).

The current holdings of the Company and the main shareholder in Carmel are about 36% and 49.5% respectively.

There can be no assurance that an agreement can be reached, but if the negotiations mature, the transaction will be brought to the approval of the Company’s Board of Directors and will be subject to further approvals required by law.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
American Israeli Paper Mills Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il